Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST RARE MINERALS APPOINTS ANIL SINGH AS VICE-PRESIDENT, INVESTOR & CORPORATE AFFAIRS

Toronto, February 13, 2013 — Quest Rare Minerals Ltd. (TSX ; NYSE MKT: QRM) is pleased to announce that Anil Singh will join Quest’s marketing and investor affairs team as Vice-President, Investor & Corporate Affairs, effective February 18.

“We are delighted that Mr. Singh is joining the Quest Team,” said Peter Cashin, Quest’s President and Chief Executive Officer. “Anil’s academic background and his financial market experience, acquired with exposure to numerous companies in the financial and corporate development sectors, will be a significant asset to Quest. His experience will greatly supplement Quest’s strategic marketing and corporate development plans as we move our Strange Lake rare earth project forward toward production.”

Anil Singh has an Honours Bachelor degree in economics from the University of Toronto and an MBA degree from the University of Newcastle. Mr. Singh brings to Quest over seven years of experience in the financial services and merchant banking sectors. He was recently Vice President, Investment Banking with Foundation Markets Inc.

Mr. Singh will lead Quest’s investor affairs and marketing team and will report directly to Peter Cashin.

Quest also announces that Mehdi Azodi has left Quest. Quest thanks Medhi for his important contribution in leading Quest’s investor relations activities as Director, Investor & Corporate Affairs over the past two years and wishes Mehdi great success in his future endeavours.

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $26 million and is able to execute on its project intentions. This amount is expected to be sufficient to advance Quest’s pre-feasibility and definitive feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com